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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            CHECKPOINT SYSTEMS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                    162825103
                                 (CUSIP Number)

                                 JEROME J. LANDE
                              MMI INVESTMENTS L.P.
                              152 WEST 57TH STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 586-4333

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               SEPTEMBER 24, 2002
             (Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------                                          -------------------
CUSIP No. 162825103                   13D                            Page 2 OF 7
-------------------                                          -------------------

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1    NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

     MMI Investments L.P.
     I.R.S. Identification No.: 141810589

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (SEE Instructions)                                          (a) [_]
                                                                 (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE Instructions)

          OO

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES
    BENEFICIALLY              1,615,000
      OWNED BY           -------------------------------------------------------
        EACH             8    SHARED VOTING POWER
     REPORTING
       PERSON
        WITH             -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              1,615,000
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,615,000
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE Instructions)

          PN
--------------------------------------------------------------------------------

                           *SEE ITEM 5 OF TEXT BELOW.

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-------------------                                          -------------------
CUSIP No. 162825103                   13D                            Page 3 OF 7
-------------------                                          -------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          MCM Management, LLC
          I.R.S. Identification No.:  14-1814578

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (SEE Instructions)                                          (a) [_]
                                                                 (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE Instructions)

          AF

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES
    BENEFICIALLY
      OWNED BY           -------------------------------------------------------
        EACH             8    SHARED VOTING POWER
     REPORTING
       PERSON                 1,615,000
        WITH             -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER


                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              1,615,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,615,000
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE Instructions)

          OO
--------------------------------------------------------------------------------

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ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D (this "STATEMENT") relates to the Common Stock, Par Value $.10 Per Share (the "COMMON STOCK"), of Checkpoint Systems, Inc., a Pennsylvania corporation (the "ISSUER" or the "COMPANY"), the principal executive offices of which are located at 101 Wolf Drive, Thorofare, New Jersey 08086.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This statement is being filed on behalf of (i) MMI Investments L.P., a Delaware limited partnership ("MMI INVESTMENTS") and (ii) MCM Management, LLC, a Delaware limited liability company that is the sole general partner of MMI Investments ("MCM"). MMI Investments and MCM are herein together sometimes called the "REPORTING PERSONS". Set forth on Schedule I, annexed to this Statement and incorporated herein by reference, is the name, business address and present principal occupation or employment, and the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the voting members and executive officers of MCM as of the date hereof.

     (b) The business address of both of the Reporting Persons is 152 West 57th Street, New York, New York 10019.

     (c) MMI Investments is engaged primarily in the business of investing in publicly traded securities. MCM is the sole general partner of MMI Investments and its principal business is investing in publicly traded securities.

     (d) Neither of the Reporting Persons nor, to each Reporting Person's knowledge, any individual listed on Schedule I is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

     (e) Neither of the Reporting Persons nor, to each Reporting Person's knowledge, any individual listed on Schedule I is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

     (f) To each Reporting Person's knowledge, each of the individuals identified on Schedule I is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The total purchase price of the 1,615,000 shares of Common Stock (the "SHARES") purchased by MMI Investments was $18,418,808, all of which has been financed by incurring margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.

ITEM 4. PURPOSE OF TRANSACTION

     MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the


                                     4 of 7
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Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of MMI Investment's holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may hold discussions with the Issuer's management.

     Other than as described in this Item 4, neither Reporting Person has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of
Schedule 13D; PROVIDED that the Reporting Persons reserve the right to develop such plans or proposals.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) Based on approximately 32,237,825 shares of Common Stock outstanding as of July 24, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002, the Shares owned by MMI Investments represent approximately 5.0% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have shared power over the voting and disposition of such Shares.

     Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

     (c) Except for the open market purchases of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock during the past 60 days by MMI Investments, MCM, or, to either Reporting Person's knowledge, any of the persons listed on Schedule I.

     (d) No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in item 5(a) above.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares of the Issuer owned by MMI Investments. Other than as described in Item 3 of this Statement, there are no contracts, arrangements or understandings between either of the Reporting Persons and any other person with respect to any securities of the Issuer.


                                     5 of 7
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.


                                     6 of 7
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

     Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: September 24, 2002

                                   MMI INVESTMENTS L.P.

                                   By:  MCM Management, LLC
                                        General Partner

                                   By:  /s/ JEROME J. LANDE
                                        ------------------------
                                        Jerome J. Lande
                                        Vice President

                                   MCM MANAGEMENT, LLC

                                   By:  /s/ JEROME J. LANDE
                                        ------------------------
                                        Jerome J. Lande
                                        Vice President


                                     7 of 7
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                                   SCHEDULE I

                           MCM MANAGEMENT, LLC ("MCM")

                      Voting Members and Executive Officers

NAME AND BUSINESS ADDRESS               POSITION AND PRINCIPAL OCCUPATION

John S. Dyson                           Voting Member and Chairman of MCM;
152 West 57th Street                    Voting Member and Chairman of Millcap
New York, New York 10019                  Advisors, LLC ("MILLCAP"), 152 West
                                          57th Street, New York, New York 10019

Clay B. Lifflander                      Voting Member and President of MCM;
152 West 57th Street                    Voting Member and President of Millcap
New York, New York 10019

Alan L. Rivera                          Voting Member, Executive Vice President,
152 West 57th Street                       and Secretary of MCM;
New York, New York 10019                Voting Member, Executive Vice President,
                                          Chief Financial Officer, and General
                                          Counsel of Millcap

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                                   SCHEDULE II

                    OPEN MARKET PURCHASES BY MMI INVESTMENTS
                               DURING PAST 60 DAYS

          Date                          Number of Shares                       Price/Share
          ----                          ----------------                       -----------
          07/31/02                               800                              10.82
          07/31/02                             7,100                              10.95
          07/31/02                             1,600                              11.00
          07/31/02                            10,500                              11.12
          08/30/02                               200                              11.30
          08/30/02                             6,600                              11.37
          08/30/02                             1,400                              11.39
          08/30/02                             4,100                              11.40
          08/30/02                             2,000                              11.41
          08/30/02                             8,100                              11.42
          08/30/02                             1,900                              11.49
          08/30/02                             5,700                              11.50
          09/03/02                             6,900                              11.00
          09/03/02                             2,400                              11.01
          09/03/02                               500                              11.02
          09/03/02                             2,500                              11.03
          09/03/02                             3,000                              11.04
          09/03/02                             4,200                              11.05
          09/03/02                            10,500                              11.06
          09/05/02                               200                              10.78
          09/05/02                               100                              10.80
          09/05/02                             2,600                              10.81
          09/05/02                               200                              10.82
          09/05/02                             1,800                              10.83
          09/05/02                             5,100                              10.84
          09/05/02                               200                              10.93
          09/05/02                             9,800                              10.94
          09/11/02                               300                              11.36
          09/11/02                               500                              11.37
          09/11/02                            10,000                              11.39
          09/11/02                             2,200                              11.40
          09/12/02                             1,800                              11.20
          09/12/02                             1,200                              11.22
          09/12/02                             1,000                              11.23
          09/12/02                             1,000                              11.25
          09/12/02                               500                              11.26
          09/12/02                             1,000                              11.27
          09/12/02                             3,400                              11.29

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
          Date                          Number of Shares                       Price/Share
          ----                          ----------------                       -----------
          09/12/02                             2,100                              11.30
          09/12/02                               600                              11.35
          09/12/02                             1,000                              11.37
          09/12/02                             1,000                              11.38
          09/12/02                             2,500                              11.39
          09/12/02                             2,900                              11.40
          09/13/02                             1,000                              11.42
          09/13/02                               400                              11.45
          09/13/02                               200                              11.46
          09/13/02                             1,000                              11.47
          09/13/02                             1,700                              11.48
          09/13/02                               700                              11.50
          09/17/02                               700                              11.38
          09/17/02                            13,200                              11.39
          09/17/02                             4,500                              11.40
          09/17/02                             2,300                              11.41
          09/17/02                             1,200                              11.42
          09/17/02                               200                              11.44
          09/17/02                               100                              11.45
          09/17/02                               600                              11.46
          09/17/02                               900                              11.47
          09/17/02                             4,200                              11.48
          09/17/02                             2,500                              11.49
          09/17/02                             2,100                              11.50
          09/18/02                            26,000                              11.00
          09/18/02                             5,000                              11.01
          09/18/02                            15,400                              11.02
          09/18/02                             1,100                              11.03
          09/18/02                             5,900                              11.04
          09/18/02                            28,300                              11.05
          09/19/02                            10,200                              10.95
          09/19/02                             3,000                              10.96
          09/19/02                             1,900                              10.97
          09/19/02                             1,100                              10.98
          09/19/02                             7,700                              10.99
          09/19/02                            30,600                              11.00
          09/20/02                               500                              10.93
          09/20/02                               300                              10.94
          09/20/02                               900                              10.95
          09/20/02                             3,300                              11.00
          09/20/02                            25,000                              11.05
          09/20/02                             4,700                              11.10
          09/20/02                             1,700                              11.11


          Date                          Number of Shares                       Price/Share
          ----                          ----------------                       -----------
          09/20/02                            26,300                              11.20
          09/20/02                             2,400                              11.21
          09/20/02                             1,000                              11.25
          09/23/02                             1,800                              10.89
          09/23/02                               100                              10.92
          09/23/02                               700                              10.93
          09/23/02                            10,000                              10.95
          09/23/02                               300                              10.97
          09/23/02                            10,000                              11.00
          09/23/02                            18,600                              11.05
          09/23/02                               500                              11.06
          09/23/02                             4,300                              11.07
          09/23/02                            26,600                              11.25
          09/24/02                             3,000                              11.27
          09/24/02                             1,200                              11.30
          09/24/02                               500                              11.48
          09/24/02                             5,100                              11.49
          09/24/02                            29,700                              11.50
          09/24/02                               200                              11.58
          09/24/02                             3,200                              11.60
          09/24/02                             1,000                              11.61
          09/24/02                               100                              11.62
          09/24/02                             4,600                              11.63
          09/24/02                             2,500                              11.65
          09/24/02                               300                              11.66
          09/24/02                               500                              11.67
          09/24/02                               200                              11.68
          09/24/02                             1,600                              11.69
          09/24/02                            10,600                              11.70
          09/24/02                               100                              11.71
          09/24/02                               400                              11.72
          09/24/02                               200                              11.74

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                                  EXHIBIT INDEX

NUMBER                             DESCRIPTION

1. Joint Filing Agreement dated as of September 24, 2002, by and between MMI Investments and MCM.